FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica’s share capital reduction	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Law (Ley del Mercado de Valores) hereby reports the following
SIGNIFICANT EVENT
Pursuant to the resolution adopted by the shareholders of TELEFÓNICA, S.A. at their Annual General Meeting of June 23rd , 2009, the Board of Directors has resolved to execute the capital reduction of the Company by the cancellation of own shares. The public deed of this share capital reduction has been registered in the Madrid Mercantile Registry (Registro Mercantil) on December 28th, 2009.
Therefore, 141,000,000 of the own shares of TELEFÓNICA, S.A. have been cancelled, reducing the company’s share capital by the sum of 141,000,000 euros. This also means rewording Article 5 of the By-laws, relative to share capital, which now stands at 4,563,996,485 euros, made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share, totally paid in.
Madrid, December 28th, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: December 28th, 2009	By:	/s/ Ramiro Sánchez de Lerín García- Ovies

Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors